UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

August 3, 2023

FIRST MID BANCSHARES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	0-13368	37-1103704
(State of Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

1421 CHARLESTON AVENUE
MATTOON, IL	61938
(Address of Principal Executive Offices)	(Zip Code)

(217) 234-7454
(Registrant’s Telephone Number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	FMBH	Nasdaq Global Market

Item 8.01.	Other Events

As previously disclosed, on March 20, 2023, First Mid Bancshares, Inc. (“First Mid”) and Eagle Sub LLC, a newly formed Wisconsin limited liability company and wholly-owned subsidiary of First Mid (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blackhawk Bancorp, Inc., a Wisconsin corporation (“Blackhawk”), pursuant to which, among other things, First Mid agreed to acquire 100% of the issued and outstanding shares of Blackhawk pursuant to a business combination whereby Blackhawk will merge with and into Merger Sub, whereupon the separate corporate existence of Blackhawk will cease and Merger Sub will continue as the surviving company and a wholly-owned subsidiary of First Mid (the “Merger”). On May 30, 2023, in connection with the Merger, First Mid filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, as amended on June 20, 2023 (the “Registration Statement”). On June 23, 2023, First Mid filed a prospectus with respect to the shares of First Mid common stock to be issued to Blackhawk shareholders in connection with the Merger and a preliminary proxy statement of Blackhawk with respect to the special meeting of Blackhawk shareholders scheduled to be held on August 10, 2023 (the “Definitive Proxy Statement / Prospectus”). The Definitive Proxy Statement / Prospectus was first mailed to the Blackhawk shareholders on July 5, 2023.

Claims Related to the Merger

Between June 21, 2023 and August 2, 2023, Blackhawk received four demand letters from putative shareholders alleging that there were material disclosure deficiencies in the Definitive Proxy Statement / Prospectus, and demanding that certain corrective disclosures be made by amendment or supplement to the Definitive Proxy Statement / Prospectus.

The claims generally allege that the Definitive Proxy Statement / Prospectus omitted or misrepresented material information, including concerning the parties’ financial projections and the analyses performed by Blackhawk’s financial advisor in support of its fairness opinion.

First Mid and Blackhawk believe that the claims in the demand letters are without merit and that no supplemental disclosures are required under applicable law. However, in order to avoid nuisance, potential expense and delay from potential lawsuits and without admitting any liability or wrongdoing, First Mid and Blackhawk have determined to voluntarily supplement the Definitive Proxy Statement / Prospectus with the disclosures set forth herein. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. First Mid and Blackhawk specifically deny all allegations in the demand letters that any additional disclosure was or is required.

Supplemental Disclosures to Definitive Proxy Statement / Prospectus

This supplemental information to the Definitive Proxy Statement / Prospectus should be read in conjunction with the Definitive Proxy Statement / Prospectus, which should be read in its entirety. Nothing herein shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. All page references in the information below are to pages in the Definitive Proxy Statement / Prospectus, and all terms used but not defined below shall have the meanings set forth in the Definitive Proxy Statement / Prospectus.

The disclosure under the heading “The Merger — Background of the Merger” at the bottom of page 32 of the Definitive Proxy Statement / Prospectus is hereby amended to add the following underlined language:

On August 1, 2022, at Blackhawk’s request, Piper Sandler contacted representatives of the two financial institutions previously identified as potential merger partners. Both of the financial institutions contacted requested and signed confidentiality agreements that do not contain don’t-ask-don’t waive provisions. First Mid and Company B were given access to an electronic data room that contained non-public information regarding Blackhawks’s loans and deposits, securities portfolio, credit quality, vendor contracts, and operating expenses. During this time period, First Mid and Company B conducted their due diligence reviews of Blackhawk.

The disclosure under the heading “The Merger — Opinion of Financial Advisor to Blackhawk— Comparable Company Analyses” is hereby amended by deleting the table of company names at the top of page 43 (the Blackhawk Peer Group) of the Definitive Proxy Statement / Prospectus and replacing it with the following:

Financial Data as of December 31, 2022		Balance Sheet / Asset Quality			Capital Position
				NPAs¹/		Tier 1	Total
		Total	Loans/	Total	TCE/	RBC	RBC
		Assets	Deposits	Assets	TA	Ratio	Ratio
Company	Ticker	($M)	(%)	(%)	(%)	(%)	(%)

Hawthorn Bancshares, Inc.	HWBK	1,924	93.2	1.44	6.6	12.5	13.9
LCNB Corp.	LCNB	1,919	87.3	0.02	7.6	11.9 ²	12.3 ²
CF Bankshares Inc.	CFBK	1,820	104.0	0.06	7.7	11.7 ²	12.7 ²
Citizens Community Bancorp, Inc.	CZWI	1,816	99.1	0.69	7.5	9.7	14.0
Middlefield Banc Corp.	MBCN	1,688	96.5	0.76	9.6	12.6 ²	13.6 ²
BankFinancial Corporation	BFIN	1,575	89.8	0.12	9.6	14.4	17.0
Landmark Bancorp, Inc.	LARK	1,503	65.3	0.28	5.1	12.5 ²	13.4 ²
SB Financial Group, Inc.	SBFG	1,336	88.5	0.33	7.2	13.4 ²	14.7 ²
Richmond Mutual Bancorporation, Inc.	RMBI	1,329	96.9	0.48	10.0	13.2 ²	14.3 ²
Ohio Valley Banc Corp.	OVBC	1,211	86.1	0.25	10.6	NA ³	NA ³
First Capital, Inc.	FCAP	1,151	53.3	0.12	6.8	NA ³	NA ³
HMN Financial, Inc.	HMNF	1,096	80.2	0.17	8.8	11.5 ²	12.7 ²

(1) Excludes TDRs

(2) Bank-level data shown

(3) The company and its wholly-owned bank subsidiaries do not report risk based capital ratios under the Community Bank Leverage Ratio rules

Note: Excludes mutuals and merger targets; Major exchanges include NASDAQ, NYSE and NYSEAM

Financial Data as of December 31, 2022		LTM Profitability				Valuation as of March 14, 2023
						Price
				Net
				Interest	Efficiency		LTM	2023E	2024E	Dividend	Market
		ROAA	ROATCE	Margin	Ratio	TBV	EPS	EPS	EPS	Yield	Cap
Company	Ticker	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($M)
Hawthorn Bancshares, Inc.	HWBK	1.15	15.9	3.53	66.7	115	7.1	--	--	3.2	146
LCNB Corp.	LCNB	1.16	15.2	3.55	63.6	126	8.2	7.9	8.3	5.4	177
CF Bankshares Inc.	CFBK	1.11	13.7	3.15	52.4	90	7.0	7.0	6.8	1.0	126
Citizens Community Bancorp, Inc.	CZWI	1.00	14.4	3.39	59.3	85	6.4	7.2	7.5	2.7	114
Middlefield Banc Corp.	MBCN	1.17	13.3	4.08	57.4	145	10.7	12.2	11.0	2.9	229
BankFinancial Corporation	BFIN	0.64	6.8	3.23	73.0	76	11.3	7.7	7.8	4.4	115
Landmark Bancorp, Inc.	LARK	0.73	10.1	3.21	68.4	153	11.7	--	--	3.8	115
SB Financial Group, Inc.	SBFG	0.95	12.2	3.22	73.1	102	7.8	7.8	7.4	3.5	97
Richmond Mutual Bancorporation, Inc.	RMBI	1.01	8.8	3.36	64.8	96	9.3	--	--	5.3	128
Ohio Valley Banc Corp.	OVBC	1.07	10.6	3.85	69.1	97	9.3	--	--	3.3	124
First Capital, Inc.	FCAP	1.02	14.5	2.86	61.9	106	6.9	--	--	4.4	83
HMN Financial, Inc.	HMNF	0.75	7.1	3.11	70.1	94	11.0	--	--	1.1	88

Note: Excludes mutuals and merger targets; Major exchanges include NASDAQ, NYSE and NYSEAM

The disclosure under the heading “The Merger — Opinion of Financial Advisor to Blackhawk — Comparable Company Analyses” is hereby amended by deleting the table of company names at the top of page 44 (First Mid Peer Group) of the Definitive Proxy Statement / Prospectus and replacing it with the following:

Financial Data as of December 31, 2022			Balance Sheet / Asset Quality			Capital Position

					NPAs¹/		Tier 1	Total
			Total	Loans/	Total	TCE/	RBC	RBC
			Assets	Deposits	Assets	TA	Ratio	Ratio
Company	City, State	Ticker	($M)	(%)	(%)	(%)	(%)	(%)

Premier Financial Corp.	Defiance, OH	PFC	8,455	93.5	0.41	6.8	10.4	12.1
1st Source Corporation	South Bend, IN	SRCE	8,339	86.8	0.32	9.5	14.8	16.1
QCR Holdings, Inc.	Moline, IL	QCRH	7,949	102.6	0.11	7.9	10.0	14.3
Horizon Bancorp, Inc.	Michigan City, IN	HBNC	7,873	71.0	0.27	6.6	13.6	14.5
Midland States Bancorp, Inc.	Effingham, IL	MSBI	7,856	99.1	0.64	6.1	10.2	12.4
Stock Yards Bancorp, Inc.	Louisville, KY	SYBT	7,496	81.5	0.20	7.4	11.0	12.5
Byline Bancorp, Inc.	Chicago, IL	BY	7,363	95.2	0.52	8.3	10.9	13.0
Peoples Bancorp Inc.	Marietta, OH	PEBO	7,207	82.3	0.56	6.7	12.2	13.1
CrossFirst Bankshares, Inc.	Leawood, KS	CFB	6,601	95.1	0.19	8.8	9.5	10.5
MidWestOne Financial Group, Inc.	Iowa City, IA	MOFG	6,578	70.2	0.23	6.2	10.1	12.1
Lakeland Financial Corporation	Warsaw, IN	LKFN	6,432	86.3	0.27	8.8	13.8	15.1
German American Bancorp, Inc.	Jasper, IN	GABC	6,156	70.7	0.21	6.2	14.0	15.5
Old Second Bancorp, Inc.	Aurora, IL	OSBC	5,888	75.7	0.56	6.2	10.2	12.5
Republic Bancorp, Inc.	Louisville, KY	RBCA.A	5,836	99.5	0.29	14.4	16.7	17.9
Great Southern Bancorp, Inc.	Springfield, MO	GSBC	5,681	97.6	0.06	9.2	11.0	13.6
Community Trust Bancorp, Inc.	Pikeville, KY	CTBI	5,380	83.8	0.19	10.6	NA ²	NA ²

(1) Excludes TDRs

(2) The company and its wholly-owned bank subsidiaries do not report risk based capital ratios under the Community Bank Leverage Ratio rules

Note: Excludes mutuals and merger targets; Major exchanges include NASDAQ, NYSE and NYSEAM; Excludes Pathward Financial, Inc. due to non-traditional banking model

Financial Data as of December 31, 2022			LTM Profitability				Valuation as of March 14, 2023
							Price/
					Net
					Interest	Efficiency		LTM	2023E	2024E	Dividend	Market
			ROAA	ROATCE	Margin	Ratio	TBV	EPS	EPS	EPS	Yield	Cap
Company	City, State	Ticker	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($M)

Premier Financial Corp.	Defiance, OH	PFC	1.29	18.1	3.37	51.9	141	7.6	7.5	7.4	5.7	775
1st Source Corporation	South Bend, IN	SRCE	1.49	15.2	3.45	52.2	148	9.7	9.8	10.7	2.7	1,196
QCR Holdings, Inc.	Moline, IL	QCRH	1.37	16.3	3.73	54.2	123	7.7	7.4	7.0	0.5	762
Horizon Bancorp, Inc.	Michigan City, IN	HBNC	1.24	19.0	2.86	56.1	97	5.3	6.6	6.5	5.7	491
Midland States Bancorp, Inc.	Effingham, IL	MSBI	1.31	21.4	3.57	50.4	107	5.3	6.6	6.3	5.4	496
Stock Yards Bancorp, Inc.	Louisville, KY	SYBT	1.25	18.8	3.35	52.0	283	16.3	13.8	13.9	2.2	1,532
Byline Bancorp, Inc.	Chicago, IL	BY	1.25	15.5	4.02	54.3	128	8.7	8.2	7.9	1.8	765
Peoples Bancorp Inc.	Marietta, OH	PEBO	1.43	22.6	3.96	58.8	165	7.5	8.1	7.4	5.7	753
CrossFirst Bankshares, Inc.	Leawood, KS	CFB	1.07	10.1	3.50	54.4	96	9.3	8.1	8.2	0.0	557
MidWestOne Financial Group, Inc.	Iowa City, IA	MOFG	0.97	16.0	2.92	57.0	96	6.3	7.7	7.7	4.0	383
Lakeland Financial Corporation	Warsaw, IN	LKFN	1.62	18.0	3.41	43.6	303	16.7	15.4	15.9	2.4	1,747
German American Bancorp, Inc.	Jasper, IN	GABC	1.26	19.8	3.45	52.0	272	12.2	10.3	10.5	2.9	1,002
Old Second Bancorp, Inc.	Aurora, IL	OSBC	1.11	19.0	3.65	55.5	180	9.8	6.6	7.5	1.4	652
Republic Bancorp, Inc.	Louisville, KY	RBCA.A	1.48	10.9	4.12	60.7	95	8.8	8.7	9.0	3.7	801
Great Southern Bancorp, Inc.	Springfield, MO	GSBC	1.38	13.8	3.80	55.1	127	9.0	8.6	8.6	2.9	664
Community Trust Bancorp, Inc.	Pikeville, KY	CTBI	1.50	14.2	3.32	52.9	125	8.6	8.7	9.1	4.5	704

(1) Excludes TDRs

(2) The company and its wholly-owned bank subsidiaries do not report risk based capital ratios under the Community Bank Leverage Ratio rules

Note: Excludes mutuals and merger targets; Major exchanges include NASDAQ, NYSE and NYSEAM; Excludes Pathward Financial, Inc. due to non-traditional banking model

The disclosure under the heading “The Merger — Opinion of Financial Advisor to Blackhawk —Analysis of Precedent Transactions” is hereby amended by deleting the table of Acquiror and Target names at the top of page 45 (the Precedent Transactions) of the Definitive Proxy Statement / Prospectus and replacing it with the following:

					Transaction Information
						Price/			Core	1-Day
					Deal	LTM	Book		Deposit	Market
				Annc.	Value	Earnings	Value	TBV	Premium	Premium
Acquiror	St	Target	St	Date	($mm)	(x)	(%)	(%)	(%)	(%)

United Community Banks Inc.	GA	First Miami Bancorp Inc.	FL	02/13/23	116	14.7	102	162	5.1³	9.7
First Bank	NJ	Malvern Bancorp Inc	PA	12/14/22	150	21.5	102	102	0.5	27.4
Byline Bancorp Inc.	IL	Inland Bancorp Inc.	IL	11/30/22	165	22.2	125	125	3.6	-
Peoples Bancorp Inc.	OH	Limestone Bancorp Inc.	KY	10/25/22	216	12.6	165	176	8.4	41.1
Prosperity Bancshares Inc.	TX	Lone Star State Bcshs Inc²	TX	10/11/22	226	14.4	176	187	11.4	-
First Commonwealth Financial	PA	Centric Financial Corp.	PA	08/30/22	138	14.8	131	131	4.8	42.5
First Bancorp	NC	GrandSouth Bancorporation	SC	06/21/22	181	10.7	172	173	8.5	14.3
F.N.B. Corp.	PA	UB Bancorp	NC	06/01/22	118	9.2	132	154	4.4	10.2
Seacoast Bnkg Corp. of FL	FL	Drummond Banking Co.	FL	05/04/22	173	13.8	185	191	9.5	-
Nicolet Bankshares Inc.	WI	Charter Bankshares Inc.²	WI	03/30/22	158	11.8	167	170	7.8	-
Seacoast Bnkg Corp. of FL	FL	Apollo Bancshares/Apollo Bank	FL	03/29/22	168	20.0	187	195	9.7	-
Farmers National Banc Corp.	OH	Emclaire Financial Corp	PA	03/24/22	107	10.4	111	142	4.1	29.7
Fulton Financial Corp.	PA	Prudential Bancorp Inc.	PA	03/02/22	138	17.9	102	107	1.7	21.1
QCR Holdings Inc.	IL	Guaranty Federal Bcshs Inc.	MO	11/09/21	167	16.3	156	161	6.4	41.6
BancPlus Corp.	MS	First Trust Corp.²	LA	09/29/21	163	10.3	300	300	12.5	-
German American Bancorp Inc.	IN	Citizens Union Bancorp	KY	09/20/21	155	14.1	147	156	6.3	-
Stock Yards Bancorp Inc.	KY	Commonwealth Bancshares Inc.²	KY	08/03/21	153	10.4	167	167	6.5	-
TriCo Bancshares	CA	Valley Republic Bancorp	CA	07/27/21	166	10.9	157	157	5.2³	13.2
CVB Financial Corp.	CA	Suncrest Bank	CA	07/27/21	204	12.6	115	151	6.4	9.7
Mid Penn Bancorp Inc.	PA	Riverview Financial Corp.	PA	06/30/21	125	12.2	119	121	2.3	11.6

(1) Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases, and foreclosed or repossessed assets

(2) S-Corp companies adjusted for equivalent C-Corp returns assuming 21% tax rate

(3) Bank-level data used when consolidated unavailable

Note: Excludes deals with undisclosed values; Deals as of March 14, 2023

					Target Information

					Total	TCE/	LTM	Res./	NPAs/
				Annc.	Assets	TA	ROAA	Loans	Assets ¹
Acquiror	St	Target	St	Date	($mm)	(%)	(%)	(%)	(%)

United Community Banks Inc.	GA	First Miami Bancorp Inc.	FL	02/13/23	1,031	11.0	0.47	1.47	0.31
First Bank	NJ	Malvern Bancorp Inc	PA	12/14/22	1,044	14.0	0.63	1.10	0.57
Byline Bancorp Inc.	IL	Inland Bancorp Inc.	IL	11/30/22	1,233	13.3	0.69	1.11	1.63
Peoples Bancorp Inc.	OH	Limestone Bancorp Inc.	KY	10/25/22	1,494	8.1	1.19	1.16	0.08
Prosperity Bancshares Inc.	TX	Lone Star State Bcshs Inc²	TX	10/11/22	1,305	9.3	1.42	1.28	0.02
First Commonwealth Financial	PA	Centric Financial Corp.	PA	08/30/22	1,036	9.6	0.85	1.46	1.21
First Bancorp	NC	GrandSouth Bancorporation	SC	06/21/22	1,253	7.5	1.40	1.49	0.26
F.N.B. Corp.	PA	UB Bancorp	NC	06/01/22	1,170	6.6	1.14	1.15	0.04
Seacoast Bnkg Corp. of FL	FL	Drummond Banking Co.	FL	05/04/22	1,025	8.3	1.37	1.78	0.21
Nicolet Bankshares Inc.	WI	Charter Bankshares Inc.²	WI	03/30/22	1,136	12.1	1.24	1.12	0.52
Seacoast Bnkg Corp. of FL	FL	Apollo Bancshares/Apollo Bank	FL	03/29/22	1,044	9.4	0.91	1.04	0.37
Farmers National Banc Corp.	OH	Emclaire Financial Corp	PA	03/24/22	1,060	7.0	0.95	1.31	0.25
Fulton Financial Corp.	PA	Prudential Bancorp Inc.	PA	03/02/22	1,084	11.8	0.69	1.41	1.21
QCR Holdings Inc.	IL	Guaranty Federal Bcshs Inc.	MO	11/09/21	1,166	7.9	0.77	1.33	0.91
BancPlus Corp.	MS	First Trust Corp.²	LA	09/29/21	1,277	6.8	1.50	1.16	0.49
German American Bancorp Inc.	IN	Citizens Union Bancorp	KY	09/20/21	1,074	9.3	1.06	1.23	0.67
Stock Yards Bancorp Inc.	KY	Commonwealth Bancshares Inc.²	KY	08/03/21	1,255	9.3	1.38	2.10	0.35
TriCo Bancshares	CA	Valley Republic Bancorp	CA	07/27/21	1,366	7.5	1.17	1.23	0.29³
CVB Financial Corp.	CA	Suncrest Bank	CA	07/27/21	1,372	9.9	1.23	0.98	0.36
Mid Penn Bancorp Inc.	PA	Riverview Financial Corp.	PA	06/30/21	1,215	8.5	0.75	1.15	0.98

(1) Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases, and foreclosed or repossessed assets

(2) S-Corp companies adjusted for equivalent C-Corp returns assuming 21% tax rate

(3) Bank-level data used when consolidated unavailable

Note: Excludes deals with undisclosed values; Deals as of March 14, 2023

The disclosure under the heading “The Merger — Opinion of Financial Advisor to Blackhawk — Net Present Value Analyses” is hereby supplemented by adding the following to the first paragraph thereunder as a new third sentence following the number 140% at the bottom of page 45 of the Definitive Proxy Statement / Prospectus:

Piper Sandler selected these price to earnings and tangible book value multiples based on Piper Sandler’s review of, among other matters, the trading multiples of selected companies that Piper Sandler deemed to be comparable to Blackhawk.

The disclosure under the heading “The Merger — Opinion of Financial Advisor to Blackhawk — Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Estimate Variance) in the middle of page 46 of the Definitive Proxy Statement / Prospectus:

The following table describes the discount rate calculation for Blackhawk common stock prepared by Piper Sandler. In its normal course of business, Piper Sandler employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate for Blackhawk common stock equals the sum of the risk-free rate, the equity risk premium, the size premium and the industry premium.

Calculation of Blackhawk Discount Rate
Risk-free rate	3.50%
Equity risk premium	6.00%
Size premium	3.05%
Industry Premium	(0.78)%
Calculated discount rate	11.77%

The disclosure under the heading “The Merger — Opinion of Financial Advisor to Blackhawk — Net Present Value Analyses” is hereby supplemented by adding the following to the last full paragraph at the bottom of page 46 of the Definitive Proxy Statement / Prospectus as a new third sentence following the number 170%:

Piper Sandler selected these price to earnings and tangible book value multiples based on Piper Sandler’s review of, among other matters, the trading multiples of selected companies that Piper Sandler deemed to be comparable to First Mid.

The disclosure under the heading “The Merger — Opinion of Financial Advisor to Blackhawk — Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Estimate Variance) in the middle of page 47 of the Definitive Proxy Statement / Prospectus:

The following table describes the discount rate calculation for First Mid common stock prepared by Piper Sandler. In its normal course of business, Piper Sandler employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate for First Mid common stock equals the risk-free rate, plus the equity risk premium, plus the size premium, plus the industry premium.

Calculation of First Mid Discount Rate
Risk-free rate	3.50%
Equity risk premium	6.00%
Size premium	1.21%
Industry premium	(0.78%)
Calculated discount rate	9.93%

Forward Looking Statements

This document may contain certain forward-looking statements about First Mid and Blackhawk, such as discussions of First Mid’s and Blackhawk’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Blackhawk, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Blackhawk will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Blackhawk with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain the required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Blackhawk; legislative and/or regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Blackhawk’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Blackhawk; accounting principles, policies and guidelines; and the impact of the global COVID-19 pandemic on First Mid’s or Blackhawk’s businesses, the ability to complete the proposed transactions or any of the other foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information

First Mid filed a registration statement on Form S-4 with the SEC on May 30, 2023, which, as amended, was declared effective on June 23, 2023, in connection with the proposed transaction. The registration statement includes a proxy statement of Blackhawk that also constitutes a prospectus of First Mid. The definitive proxy statement/prospectus was first mailed to the shareholders of Blackhawk on or about July 5, 2023, seeking their approval of the proposed transaction. Investors in Blackhawk are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents which were filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or to Blackhawk upon written request to Blackhawk Bancorp, Inc., 400 Broad St., Beloit, WI 53511-6223, Attention: Todd J. James, President & CEO.

Participants in the Solicitation

First Mid and Blackhawk, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 15, 2023. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MID BANCSHARES, INC.

Dated: August 3, 2023
	By:	/s/ Joseph R. Dively
Joseph R. Dively
Chairman, President and Chief Executive Officer